# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Warby Parker Inc., CIK 0001504776
CUSIP: 93403J106
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 233 SPRING STREET, 6TH FLOOR EAST, NEW YORK, New York (NY), 10013
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000902664-21-004687
Filed by CIK 0001747057

## Reporting persons
- D1 Capital Partners L.P.: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 5,261,814; sole dispositive power 0; shared dispositive power 5,261,814; aggregate amount beneficially owned 5,261,814 (5.2% of the class)
- Daniel Sundheim: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 27,200; shared voting power 5,261,814; sole dispositive power 27,200; shared dispositive power 5,261,814; aggregate amount beneficially owned 5,289,014 (5.2% of the class)

## Item 1. Issuer
Name of issuer: Warby Parker Inc.
Address of issuer's principal executive offices: 233 Spring Street, 6th Floor East New York, NY 10013

## Item 2. Person Filing
Name of person filing:
This statement is filed by D1 Capital Partners L.P. (the "Investment Manager") and Daniel Sundheim (the "Mr. Sundheim"). The foregoing persons are hereinafter sometimes referred to as the "Reporting Persons."

The Investment Manager is a registered investment adviser and serves as the investment manager of private investment vehicles and accounts, including D1 Capital Partners Master LP (the "Investment Vehicle"), and may be deemed to beneficially own the shares of Class A Common Stock, par value $0.0001 per share (the "Class A Common Stock") of Warby Parker Inc. (the "Company") held by the Investment Vehicle and/or its subsidiary. Mr. Sundheim indirectly controls the Investment Manager and may be deemed to beneficially own the shares of Class A Common Stock held by the Investment Vehicle and/or its subsidiary.

The filing of this statement should not be construed as an admission that any Reporting Person is, for the purposes of Section 13 of the Securities Exchange Act of 1934, as amended, the beneficial owner of the securities reported herein.
Address of principal business office or, if none, residence:
D1 Capital Partners L.P.
9 West 57th Street, 36th Floor
New York, New York 10019

Daniel Sundheim
c/o D1 Capital Partners L.P.
9 West 57th Street, 36th Floor
New York, New York 10019
Citizenship:
Investment Manager - Delaware
Mr. Sundheim - United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

The percentage set forth in this Schedule 13G is calculated based upon an aggregate of 101,662,178 shares of Class A Common Stock outstanding as of November 5, 2024, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2024, filed with the Securities and Exchange Commission on November 7, 2024.
Percent of class: 5.2
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The Investment Vehicle (and/or its subsidiary) has the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the shares of Class A Common Stock reported herein.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- D1 Capital Partners L.P.: /s/ Amanda Hector, Amanda Hector, General Counsel and Chief Compliance Officer (02/14/2025)
- Daniel Sundheim: /s/ Daniel Sundheim, Daniel Sundheim, Individually (02/14/2025)